

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2021

H. Lynn Harton
Chairman, President and Chief Executive Officer
United Community Banks, Inc.
125 Highway 515 East
Blairsville, GA 30512

       Re: United Community Banks, Inc.
           Registration Statement on Form S-4
           Filed October 6, 2021
           File No. 333-260081

Dear Mr. Harton:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance